

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2015

Mail Stop 4546

Via E-mail
Charles J. Daley, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Artisan Partners Asset Management Inc.
875 E. Wisconsin Avenue, Suite 800
Milwaukee, Wisconsin

> **Re: Artisan Partners Asset Management Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 001-35826**

Dear Mr. Daley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Financial Overview, page 38

Assets Under Management and Investment Performance, page 38

1.   We note from your disclosure on page 63 (Exchange Rate Risk) that changes in foreign currency exchange rates affect the value of your assets under management ("AUM") which in turn affects your revenues. We also note from your disclosure on page 16 (Risk Factors) that approximately 42 percent of your AUM was invested in securities denominated in foreign currencies. Please revise your future filings to disaggregate the

impact of foreign currencies within your AUM roll-forwards. Refer to Item 303(a)(3) of Regulation S-K.

Item 8. Financial Information and Supplementary Data, page 65

Note 2. Reorganization and IPO, page 74

2014 Follow-On Offering, page 76

2.   We note from your disclosures on page 91 (Note 10 – Stockholders' Equity) that the 2014 follow-on offering, H&F conversion, and Holdings common unit exchanges reduced your outstanding shares of Class B and Class C common stock. We also note from your exchange agreement that certain Holdings common unit holders can exchange their Holdings common units together with an equal number of your Class B or Class C common stock for your Class A common stock. Please revise your future filings to expand your discussion and clarify the impact of these transactions (i.e. follow-on offerings, exchanges, etc.) on your Class B and Class C common stock such that an investor can reconcile your disclosure here to your consolidated statements of changes in stockholders' equity (page 71) and the share amounts presented on page 91.

Note 11. Compensation and Benefits, page 92

Restricted Shares, page 92

3.   We note from your disclosure on page 107 (Compensation Discussion and Analysis) that career shares were issued for the first time in 2014 as component of your equity compensation program and one-half of the restricted shares awarded to your named executive officers were career shares. We also note that these awards vest on a pro rata basis over five years and vesting will be consummated upon the qualifying retirement of the grantee. Please address the following:

- Tell us how you considered the "qualifying retirement" vesting provision when estimating the service period for these awards. Refer to ASC 718-10-35-5 and ASC 718-10-55-67 and 68.

- Revise your future filings to disclose the service period, compensation expense, unrecognized compensation expense, and weighted average recognition period for your career shares awards. Provide this information separately from other share-based awards or explain to us why this information would not be meaningful. Refer to ASC 718-10-50-2(g).

- We note from pages 13 and 14 (Note 9 – Compensation and Benefits) in your June 30, 2015 Form 10-Q that you granted approximately 563 thousand restricted stock awards and 80 thousand restricted stock units ("RSUs") in 2015. You also disclose on page 32 (Management's Discussion and Analysis…) that career shares are included in this grant (i.e. you combine RSUs and restricted stock awards). Please revise your future filings to separately disaggregate this information, or explain to us why this information would not be meaningful. Refer to ASC 718-10-50-2(g).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724 or me at (202) 551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services II